

March 30, 2023

John P. Love
President and Chief Executive Officer
United States Commodity Funds LLC
1850 Mt. Diablo Boulevard
Suite 640
Walnut Creek, CA 94596

>   **Re: United States 12 Month Natural Gas Fund, LP**
>   **Post-Effective Amendment No. 1 to Form S-1**
>   **Filed March 21, 2023**
>   **File No. 333-263572**

Dear John P. Love:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1 Filed March 21, 2023

Exhibit 23.2, page II-3

1.   Please revise to provide an updated consent from your independent registered public accounting firm for the financial statements included within this filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin at (202) 551-3552 or Matthew Derby at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets